Filed by dMY Technology Group, Inc. II pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. II (File No. 001-39444)

The investor presentation set forth below was filed by dMY Technology Group, Inc. II on December 14, 2020 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between dMY Technology Group, Inc. II and Genius Sports Group.

Genius Sports Group December 2020 Exhibit 99.1

Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between dMY Technology Group, Inc. II (“dMY”) and Maven Topco Limited, together with its subsidiaries including Genius Sports Group Limited (the “Company”). The information contained herein does not purport to be all-inclusive and none of dMY, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of the Company or dMY. The information contained herein is preliminary and is subject to change and such changes may be material. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of dMY, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or dMY’s or the Company’s future financial or operating performance. For example, projections of future Revenue, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by dMY and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the outcome of any legal proceedings that may be instituted against dMY, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of dMY, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of dMY or the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; (10) the possibility that dMY, the Company or the combined company may be adversely affected by other economic, business, and/or competitive factor; (11) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the proposed business combination; (12) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in dMY’s final prospectus relating to its initial public offering dated August 17, 2020 and in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form F-4 (the “Registration Statement”) relating to the Business Combination expected to be filed by Galileo NewCo Limited (“NewCo”). Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of dMY, the Company or NewCo undertakes any duty to update these forward-looking statements. Financial Information The financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of the Company for the periods presented. Except as otherwise disclosed, the financial information included in this Presentation has been presented in accordance with UK generally accepted accounting principles (“GAAP”). The Company’s historical financial information is prepared in accordance with UK GAAP and audited in accordance with the International Standards on Auditing (UK) (ISAs (UK)). Such information has not been presented in accordance with U.S. GAAP or audited in accordance with either Public Company Oversight Board (“PCAOB”) standards or generally accepted auditing standards in the U.S. UK GAAP differs in certain respects from U.S. GAAP. Potential investors should consult their own professional advisors for an understanding of the differences between UK GAAP and U.S. GAAP, and of how those differences might affect the financial information presented herein. We cannot assure you that, had the financial statements been compliant with Regulation S-X under the Securities Act of 1933, as amended, and the regulations of the SEC promulgated thereunder or prepared in accordance with U.S. GAAP or audited in accordance with PCAOB standards, there would not be differences and such differences could be material. The conversion of the Company’s financial statements into U.S. GAAP and an audit of the Company’s financial statements in accordance with PCAOB standards is in process and will be included in the Registration Statement. Accordingly there may be material differences between the presentation of the financial information included in the Presentation and in the Registration Statement.

Disclaimer (cont’d) Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with U.S. or UK GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the conversion of the Company’s financial statements into U.S. GAAP and the audit of the Company’s financial statements in accordance with PCAOB standards, may impact how the Company currently calculates its non-GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with UK GAAP. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company's fiscal years 2020 through 2022. Neither dMY’s nor the Company's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. As discussed under “Financial Information” above, all financial information, including the projected information, was prepared in accordance with UK. GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, dMY and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither dMY nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c), (r) or TM symbols, but dMY and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights Additional Information In connection with the proposed Business Combination, NewCo intends to file the Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of dMY’s common stock in connection with dMY’s solicitation of proxies for the vote by dMY’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of NewCo to be issued in the Business Combination. dMY’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, dMY, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to dMY’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi. Participants in the Solicitation dMY and its directors and executive officers may be deemed participants in the solicitation of proxies from dMY’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY is contained in dMY’s final prospectus relating to its initial public offering dated August 17, 2020, which is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi. Additional information regarding the interests of such participants will be contained in the Registration Statement when available. The Company’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of dMY in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Experienced, Founder-led management team Mark Locke Co-Founder & Chief Executive Officer Pioneer in the sports data industry Launched Betgenius in 2000 and in 2015 created Genius Sports Group (“Genius”) Nick Taylor Chief Financial Officer Joined Genius in 2019 Previously CFO at Wagamama Group; led public bond refinancing and company sale Has held senior finance roles in PE-backed businesses and UK PLCs Jack Davison Chief Commercial Officer Steven Burton Chief Operating Officer Campbell Stephenson Chief Technology Officer Tom Russell General Counsel Chris Dougan Chief Communications Officer

Genius – Powering the sports data ecosystem Our Business We collect official live sports data, and we provide that data and mission critical technology to sportsbooks which cannot run without it Our Mission To be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media Providing the highest quality data – accurate, official, secure, low latency Delivering scalable and critical technology to leagues, sportsbooks and brands 100% data integrity – all of our data is legally sourced Long term, low churn partnerships

Key investment highlights 1 2 3 4 5 Leading sports data provider, mission critical data for sportsbooks A unique position with scale and technology leading to high barriers to entry Multiple growth levers in a market with strong tailwinds Attractive financial profile with strong operating leverage Founder-led, experienced and innovative management team with deep industry relationships

The leading exclusive content and data provider...

1

genius sports GROUP

Data Acquisition

- ***Partner to sports leagues globally***
- Acquires exclusive, official rights to sports data from major leagues and federations
- Provides vital technology and services to smaller scale sports globally in exchange for official rights

Data Monetization

- ***Mission critical supplier to sportsbetting operators***
- Provides exclusive, official data to sportsbetting operators worldwide with risk management and trading solutions
- Provides integrated media and streaming solutions

KPIs

- **$190m** 2021F Revenue[1]
- **29%** Revenue CAGR[1,2]
- **$35m** 2021F Adj. EBITDA[1,3]
- **240k+** sporting events covered[4]
- **170k+** events under official rights[4]
- **110k+** events under exclusive rights[4]

Highlights

EGR B2B Awards 2020 Winner Betgenius

EGR B2B Awards 2020 Winner Betgenius

FT 1000 Europe's Fastest Growing Companies 2020

#1 Sports data rights owner[5]

[1] These projections were prepared in accordance with UK GAAP. See "Disclaimer – Use of Projections". | [2] Projected CAGR for 2018-2022F. See "Disclaimer – Use of Projections". | [3] Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization, exceptional items and any share based payment charges. See "Disclaimer-Non-GAAP Financial Measures" and "Disclaimer – Use of Projections". | [4] As of 2020F. | [5] Based on number of official rights.

genius sports GROUP

7

…that sits at the heart of the sports ecosystem Note: Logos represent select clients and are not exhaustive. Technology services shown are not exhaustive. 1 Relates to the 2020 revenue forecast position. These projections were prepared in accordance with UK GAAP. See “Disclaimer – Use of Projections”. 1 Sports – 11% of Revenue1 Media – 15% of Revenue1 Data & Streaming – 74% of Revenue1 Live stats Competition management Integrity services Fan engagement Coaching tools In-play data / lines Automated trading Player props Streaming Player engagement Ad-tech Technology

# of events covered # of sports covered Sport league services One stop shop betting services Media solutions Streaming solutions One of two players of scale providing full service provision Genius’ official rights and technology strategy differentiate it from competitors Only 2 companies possess the scale and product offering to capture a significant share of the market 2 Source: Genius Sports Group internal analysis Sportradar Stats Perform IMG ARENA

Technology and scale provide high barriers to entry and low churn

2

Scaled and technologically focused organization

~1,500	~450	~7,000	650+	$110m+
Employees across 6 continents	Employees in technology and trading	Statisticians and agents	Long term partnerships with sports and sportsbooks	Invested in proprietary technology

Technology for Sports

- Scalable technology powering the entire sports data ecosystem
  - Integrity monitoring technology and services
- **Technology exchange for rights means Genius becomes fully embedded and hard to replace**
- 400+ sports partnerships including NBA, NCAA, FIBA, FIFA, and the Premier League

Technology for Betting

- Highly customizable software to manage every aspect of a sportsbook's data and trading offering
  - Outsourced sports wagering at scale
- Analyze risk and manage markets, probabilities and results for 240k+ events per year
- Ad-tech products driving personalized messaging to drive customer acquisition and retention
- 150+ integrations – **fully embedded and hard to replace**

genius sports GROUP

10

What is official data and why does it matter? What is official data? Official data is the feed of live sports statistics that is sanctioned by the sports for collection and distribution Why official data matters It matters to sports – it goes to the very heart of their funding It matters to sportsbooks – only official data gives them the security of the supply they need It matters to regulators – protects consumers It matters to investors – the cost of sports data is built into our model, contributing to our high barriers to entry 2 Use of official data is the inevitable direction of travel in a maturing market

Unique rights strategy with worldwide breadth and depth of coverage Leagues / sports % of events 6% 25% 38% 31% Tier 1 Tier 3 Tier 4 Tier 2 Genius strategy Rights cost High Low / contra deals Competitive market Selective rights acquisitions Long term rights agreements in exchange for software and de minimis rights fees 2 Having access to a long tail of events is vital for sportsbooks operators Football

Acquisition of official rights Successful execution of official data strategy proves concept Of which 110k+ are exclusive Events covered 2 Monetization of official rights 1 2

Strategy strengthens partner relationships Increased content & engagement More demand for official data & services Official rights Low churn & sticky relationships 2 Sports leagues Sportsbooks Technology

Uniquely positioned in a fast-growing market Global sportsbetting market, 2020F – 2025F (GGR in $bn) Source: H2 Gambling Capital | Note: “GGR” stands for gross gaming revenue. 11% CAGR 13% CAGR 12% CAGR 31% CAGR 3 The sportsbetting market is experiencing fast worldwide growth Genius’ unique positioning means that it is not reliant on one market – accelerating growth and de-risking revenues

Well positioned to capture the US market Business model perfect for highly competitive market 2 Strong partnerships with high profile leagues 1 Data driven marketing products for player acquisition Ideally suited to capture expected significant sportsbook marketing spend Genius already establishing itself as leader in this market 3 Revenue share model and B2B relationships provide upside 3 / / Live Application submitted IN WV CO IL MI OR AR NJ MS PA NY IA Proactive US state license strategy 4 Out of a possible 19 states, Genius is live in 10, has submitted applications for 2, and has begun the pre-application process for the remaining 7

Multiple levers for growth

3

Increase number of official rights	Increase liberalization	Increase number of partners	Increase share of wallet

	2020F rev.[1]	Opportunity	Potential
Data	73%	• Newly regulated sportsbetting markets • Data and odds market under-monetized • Sportsbooks' back office inefficiencies • Further migration to official data	• US, LATAM and Asia • Online casino providers @ 10-12% of net gaming revenue • Automated liability and risk management solutions
Media	15%	• Player acquisition in newly regulated markets • Emerging US market has limited expertise	• Genius' live data, audience and proprietary ad-tech • Genius can leverage its experience for multiplier effect
Streaming	1%	• Large and growing streaming market barely tapped	• 20+ sportsbook streaming integrations in >12 months

[1] These projections were prepared in accordance with UK GAAP. See "Disclaimer – Use of Projections".

genius sports GROUP

17

Strong, consistent growth in the past 5 years… Group Revenue +~250% Revenue Breakdown1 4 1 Relates to the 2020 revenue forecast position. These projections were prepared in accordance with UK GAAP. See “Disclaimer – Use of Projections”. 2 Represents revenue related to contractual minimum guarantees. 2 Note: Reflects performance despite sporting events cancelled due to COVID-19

… with a clear path to forward growth and profitability

4

Group Revenue



CAGR +29%
$85m
$116m
$145m
$190m
$238m
2018
2019
2020F
2021F
2022F

~60% of revenue from contractual minimum guarantees

Group Adjusted EBITDA[1,2]



6%
n.m.
10%
18%
29%
$5m
($9m)
$14m
$35m
$68m
2018
2019
2020F
2021F
2022F

Path to 40% Adj. EBITDA margin at scale

Adj. EBITDA Margin[3]

Note: Financials and projections in UK GAAP (translation to US GAAP underway). 1.30 GBP:USD FX rate utilized. See both "Disclaimer- Financial Information" and "Disclaimer-Use of Projections".

[1] Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization, exceptional items and any share based payment charges. For a reconciliation of Adjusted EBITDA to operating profit, see Appendix. See "Disclaimer-Non-GAAP Financial Measures".

[2] 2021 and 2022 Adjusted EBITDA positions exclude additional US listing and domicility costs (yet to be determined).

[3] Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Revenue. See "Disclaimer-Non-GAAP Financial Measures".

genius sports GROUP

19

Good visibility into future revenue growth

4

2020F – 2022F Revenue Bridge ($m)


$ms
240
220
200
180
160
140
120
100
$145m
$238m
A
B
C
D
E
FY20F
Market Liberalization
Increase in Utilization
Price Escalators & Share of Wallet
Media & Advertising
Sports Leagues
FY22F

- A *Genius' participation in the growth of new and existing customers driven by further liberalization of sportsbetting markets globally*
- B *Increased customer utilization of events under official rights*
- C *Contractual price escalators and incremental revenue from additional services provided to sportsbooks, including streaming and risk management*
- D *Additional revenue from media, marketing and advertising agreements*
- E *Additional revenue from sports leagues and federation partners*

Note: Forward looking information based on management estimates genius sports GROUP

20

Business model leads to high operating leverage Data production and trading costs Media direct costs Hosting costs Customer services Mix of cash and contra deal costs (software in kind) Mostly payroll costs Limited variable costs (bonus and sales commissions) Cost description Miscellaneous costs (rent, legal, travel, software licences, etc.) 27% 30% Gross staff costs 29% 2020F Rights costs Commentary Range of variable and fixed costs Expected data production, trading and hosting costs growth well below expected revenue growth Growth unrelated to company growth Expect Tier 1 rights to continue to grow Expect contra deal software costs to show limited growth Expect limited growth - business right sized for growth expectations Expect limited growth - business right sized for growth expectations Operating leverage 4 Note: Projections in UK GAAP (translation to US GAAP underway).

Additional growth opportunities outside the plan 4 Target multiple sports that need financing or revenues via innovative investment models Accelerated rights strategy Tech & content M&A Media M&A Acquire emerging tech companies to deepen reach into key sports Acquire large scale, highly synergistic businesses Acquire digital media businesses with significant sports-related audience to create significant monetization opportunities Leverage access to highly relevant consumer demographic in emerging sportsbetting markets

Significant progress made on key drivers of growth since Oct ‘20 Expanding data and technology services to customers Media and adtech contract wins Accelerating official rights strategy Streaming integrations Executing tuck-in M&A Provides highest quality sports data available, enabling Genius to enhance its customer propositions across data, streaming and media 4

Genius' long-term opportunity

4

$60bn GGR
global sports betting market

Virtually all
sportsbooks powered by Genius

40%
market share of events powered by Genius

5%
share of sportsbooks' GGR (from Genius events)

40%
long-term Adj. EBITDA margin[1]



Revenue
Adjusted EBITDA²
$ 0.9bn
$ 0.4bn
$ 1.2bn
$ 0.5bn
$ 1.5bn
$ 0.6bn
30%
40%
50%

Source: H2 Gambling Capital | Note: See "Disclaimer-Use of Projections".
[1] Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Revenue. See "Disclaimer-Non-GAAP Financial Measures".
[2] Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization, exceptional items and any share based payment charges. For a reconciliation of Adjusted EBITDA to operating profit, see Appendix. See "Disclaimer-Non-GAAP Financial Measures".

genius sports GROUP
24

Transaction overview

Proposed transaction summary

genius sports + dMY Technology Group

- dMY Technology Group, Inc. II ("dMY II"), led by Niccolo de Masi and Harry You, is a publicly listed special purpose acquisition vehicle with ~$276 million in cash held in trust
- dMY II has agreed to combine with Genius Sports Group ("Genius"), valuing the company at a pre-money enterprise value of $1.4 billion[1]
- Fully distributed enterprise value of $1.52bn[2]
  - Attractive fully distributed multiples of 8.0x 2021F revenue and 6.4x 2022F revenue[3]
- Concurrent with this transaction, Genius and dMY II have raised $330 million in committed PIPE shares from select investors led by Caledonia Investments at closing
- Assuming no redemptions from dMY II's trust and a $330 million PIPE, pro forma for the transaction, Genius expects to have over $150 million of cash and a debt-free balance sheet to fund future growth

Illustrative sources and uses ($m)[4]

Sources		Uses	
Cash in trust[5]	$ 276	Cash to balance sheet	$ 152
Founder shares	69	Founder shares	69
Sellers' rollover equity	1,002	Sellers' rollover equity	1,002
PIPE	330	Existing debt paydown[6]	398
		Transaction fees[7]	56
Total sources	**$ 1,677**	**Total uses**	**$ 1,677**

Illustrative pro forma ownership at close[4]



Public Shareholders 16%
Sponsor 4%
PIPE Investors 20%
Genius 60%

[1] Represents pre-money enterprise value and does not incorporate transaction expenses or founder shares. Excludes unvested management incentive equity, including 8.5 million time and 3.1 million time plus performance based NewCo restricted shares. Vesting period ranges from 6 months up to 4 years following the closing of this transaction.
[2] Includes $69mm of founder shares issued and $56mm of estimated transaction costs.
[3] Based on fully distributed enterprise value of $1.52 billion.
[4] Assumes no redemptions from dMY II's trust account and $330 million PIPE. Excludes impact of dMY II warrants ($11.50 strike price). Full pro forma share count includes 27.6 million public SPAC shares, 33.0 million PIPE shares, 100.2 million shares to Sellers, 6.9mm founder shares, 9.2 million public warrants, and 5.0 million founder warrants. See following page for details.
[5] Cash in trust per 10Q filed September 18, 2020.
[6] Represents outstanding indebtedness for borrowed money and preferred stock of Genius held by funds advised by Apax Partners LLP and certain other shareholders.
[7] Expenses shown net of proceeds from affiliate loan repayment.

genius sports GROUP
26

Summary Pro Forma Shares Outstanding Note: Assumes no redemptions from dMY II’s trust account and $330 million PIPE. Excludes impact of dMY II warrants ($11.50 strike price). Full pro forma share count includes 27.6 million public SPAC shares, 33.0 million PIPE shares, 100.2 million shares to Sellers, 6.9mm founder shares, 9.2 million public warrants, and 5.0 million founder warrants 1 Vesting period ranges from 6 months up to 4 years following the closing of the combination between DMYD and GSG. 1

Identifying the Right Peer Set for Genius

	genius sports GROUP	Online B2B[3]	Info and Data Analytics[3]	Online Gaming[3]
EV / 2021 Revenue	8.0 x	20.2 x	11.6 x	11.6 x
2020-2022 Revenue Growth CAGR	28 %	25 %	7 %	45 %
EV / 2021 Revenue – Growth Adj.[1]	0.29 x	0.81 x	1.93 x	0.26 x
EV / 2021 EBITDA	20.1 x[2] (Based on illustrative steady-state multiple)	32.3 x	29.5 x	NA
EV / 2022 EBITDA	16.0 x[2] (Based on illustrative steady-state multiple)	27.8 x	26.9 x	NA
2020 – 2022 EBITDA Growth CAGR	120 %	23 %	10 %	NA
High Growth	✓	✓	✗	✓
Strong Competitive Position	✓	✓	✓	?
Clear Path to Profitability	✓	✓	✓	?
Favorable End Market Demographics	✓	✓	?	✓
Ecosystem "Traintracks"	✓	?	✓	✗

Source: Company filings, CapIQ and IBES estimates as of December 11, 2020 | Note: All illustrative multiples for Genius are based on a fully distributed enterprise value of $1.525 billion and management projections per page 19
[1] Growth adjusted revenue multiples calculated as EV / 2021 revenue multiple divided by 2020-2022 revenue growth CAGR divided by 100. | [2] EBITDA multiples based on 2021F and 2022F revenue, respectively, multiplied by illustrative steady-state EBITDA margin of 40%. Undadjusted EBITDA multiples for 2021 and 2022 are 43.6x and 22.4x respectively. | [3] Online B2B peers include Evolution Gaming Group. Info & Data Analytics peers include ZoomInfo Technologies, MSCI, CoStar Group, Tradeweb Markets, S&P Global, Verisk Analytics, Moody's, Clarivate, FICO, and FactSET. Online Gaming peers include DraftKings, Lancadia Holdings / Golden Nugget Online Gaming, dMY Technology Group / Rush Street Interactive, and PointsBet Holdings. Values represent median of peers.

genius sports GROUP

28

Appendix

Business model set up for growth Guaranteed revenues from sportsbooks Fixed minimum guaranteed payments, which may include escalators over the contract term Typically 4-5 year commitments with historically low churn Upside levers from sportsbooks All Genius agreements include growth levers that enable us to grow as our customers and the market grows Growth through increased GGR Growth through customers expanding into new markets Growth through customers using more events / sports Growth through official data strategy No customers have access to all Genius services for their contractual minimums Genius provides a broad portfolio of events to sportsbooks under a mix of contractually guaranteed revenue and growth upside

Reconciliation to UK GAAP USD 000s 2018 2019 Operating profit / (loss) (5,443) (39,309) Plus / (less): D&A 16,949 23,571 Extraordinary items1 (650) 2,358 Share based payments - 4,830 Reported EBITDA 10,856 (8,550) (adj.) Like-for-like capitalization2 (6,214) - Adjusted EBITDA 4,642 (8,550) Note: 1.30 GBP:USD FX rate utilized. 1 2018 relates to a credit received in respect to a tax transaction relating to the Apax acquisition. 2019 predominately relates to M&A costs incurred with respect to an aborted acquisition and restructuring costs. 2 In 2019 Genius aligned its capitalization policy with that of Apax’s other portfolio companies. Like-for-like capitalization adjustment for 2018 aligns historical financials to new policy.